May 29, 2007

Evergreen Large Cap Value Fund

Evergreen Equity Trust

200 Berkeley Street

Boston, Massachusetts 02116

Evergreen Intrinsic Value Fund

Evergreen Equity Trust

200 Berkeley Street

Boston, Massachusetts 02116

Ladies and Gentlemen:

            We have acted as counsel in connection with the Agreement and Plan of Reorganization (the “Agreement”) dated as of January 24, 2007 between Evergreen Equity Trust, a Delaware statutory trust (the “Trust”), on behalf of one of its series, Evergreen Large Cap Value Fund (“Target Fund”) and the Trust on behalf of one of its series, Evergreen Intrinsic Value Fund (“Acquiring Fund”).  The Agreement describes a proposed transaction (the “Transaction”) to occur as of the date of this letter (the “Closing Date”), pursuant to which Acquiring Fund will acquire substantially all of the assets of Target Fund in exchange for shares of beneficial interest in Acquiring Fund (the “Acquiring Fund Shares”) and the assumption by Acquiring Fund of all of the liabilities of Target Fund following which the Acquiring Fund Shares received by Target Fund will be distributed by Target Fund to its shareholders in liquidation and termination of Target Fund.  This opinion as to certain U.S. federal income tax consequences of the Transaction is furnished to you pursuant to Section 8.6 of the Agreement.  Capitalized terms not defined herein are used herein as defined in the Agreement.

            Target Fund is a series of the Trust, which is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company.  Shares of Target Fund are redeemable at net asset value at each shareholder’s option.  Target Fund has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Internal Revenue Code of 1986, as amended (the “Code”).

            Acquiring Fund is also a series of the Trust, which is registered under the 1940 Act as an open-end management investment company.  Shares of Acquiring Fund are redeemable at net asset value at each shareholder's option.  Acquiring Fund has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Code.

            For purposes of this opinion, we have considered the Agreement, the Combined Prospectus/Proxy Statement dated March 23, 2007 and such other items as we have deemed necessary to render this opinion.  In addition, you have provided us with letters dated as of the date hereof, representing as to certain facts, occurrences and information upon which you have indicated that we may rely in rendering this opinion (whether or not contained or reflected in the documents and items referred to above).

            The facts you have represented as to in representation 5 of the letter from Acquiring Fund and representation 6 of the letter from Target Fund, each dated as of the date hereof (which facts are described in the subsequent paragraphs of this opinion), support the conclusion that, following the Transaction, Acquiring Fund will continue the historic business of Target Fund as an open-end investment company that seeks long-term capital growth through investing in equity securities of large U.S. companies trading at a discount to what the manager believes to be their value.

            Various factors demonstrate the similarity between Target Fund and Acquiring Fund.  Both Funds share similar investment styles in that they are value funds, invest primarily in large U.S. companies across similar market sectors, and provide similar returns to investors.

            The Funds' investment styles are aligned in that they are both "value" funds, i.e., they seek investments which the portfolio manager believes are undervalued or trading at a discount.  Although, as a matter of investment style, Acquiring Fund may be invested in a smaller number of stocks than most other funds (including Target Fund), both Funds normally invest at least 80% of their assets in the equity of large U.S. companies which the portfolio manager believes are experiencing price anomalies and which have the opportunity for improved profitability or the potential to unlock the intrinsic value of the stock.  Acquiring Fund and Target Fund also seek to maintain a dollar-weighted average market capitalization that falls in the range of the companies tracked by the Russell 1000© Value Index and the Russell 1000© Index, respectively (1).  As of September 30, 2006, a randomly selected date that reflects Target Fund's portfolio without reference to the Transaction, and December 31, 2006, a date selected for Acquiring Fund which could provide sufficient amounts of data to conduct a comparison (2) (together, the "Comparison Dates"), Target Fund's and Acquiring Fund's median market capitalizations were $17.597 billion and $27.381 billion, respectively (3).  Both of these numbers fall within the bottom 10% range of the Russell 1000© and Russell 1000© Value Indices, and reflect the preponderance of the Funds' stocks fitting squarely within the large- and giant-cap stock range.

(1) Although the Funds use different indices for this purpose, the Russell 1000© Value Index and the Russell 1000© Index are substantially similar in terms of market capitalization.  As of December 31, 2006, the Value Index's market capitalization range was $1.335 billion to $463.636 billion.  The Russell 1000© Index's market capitalization range was $1.177 billion to $463.636 billion.

(2) Acquiring Fund was formed in August 2006 and thus did not have enough history to use September 30, 2006 as the comparison date.  Using Acquiring Fund data from September 30, 2006 would distort the analysis since the data points provided by Acquiring Fund's first month of operation may not accurately reflect the Fund's investment objectives and strategies.  For example, Acquiring Fund's assets totaled $7.3 million as of September 30, 2006, and totaled $63.15 million as of December 31, 2006.  Acquiring Fund, whose investments are managed by a different sub-advisor than Target Fund's, has implemented and maintained its investment style without regard the proposed Acquisition.

(3) All data were provided by Evergreen unless otherwise noted.

            Further comparison of the Funds' portfolios indicates that, consistent with their shared goals and strategies of being value funds, the Funds hold stocks with similar characteristics.  First of all, both Funds, as of the Comparison Dates, invested 90% or more of their net assets in stock and hold the rest in cash, and both invested over 70% in U.S. stocks.  Consistent with tracking the Russell 1000© and Russell 1000© Value Indices, both Funds invested over 80% of their net assets in large-cap and giant-cap stocks as of the Comparison Dates.  More specifically, when comparing the percentages of net assets each Fund invested in stocks of varying market capitalizations, there was a total overlap of 89%.  This overlap consisted of 47.5% in giant-cap stocks, 27.9% in large-cap stocks, 11% in medium-cap stocks and 2.6% in small-cap stocks.

            The Funds' portfolios are also similar in terms of industry sector diversification (looking at the market as comprising ten such sectors).  Although Target Fund is somewhat more concentrated in relatively fewer sectors than Acquiring Fund, both Target Fund and Acquiring Fund quite broadly spread their investments among those ten sectors – as of the Comparison Dates,  neither of them has invested more than just over a quarter of its assets (specifically, 27.38%) in any single sector, and in fact both funds are more heavily invested in financial services (27.38% and 17.9% of their equity investments, respectively) than in any other sector.  There is also a large overlap in the consumer discretionary sector (13.7% overlap) and the consumer staples sector (10.14% overlap).  The total overlap of the Funds' investments across different sectors is 70.63%.

            Furthermore, there was less than a quarter difference between the Funds' P/E ratios (13.8% for Target Fund and 17.2% for Acquiring Fund) as of the Comparison Dates.  Finally, consistent with their significant similarities in terms of their investment objectives and strategies, the Funds provide similar returns to investors.  For the three months ending December 31, 2006, Target Fund's yield at NAV was 5.25% and Acquiring Fund's yield at NAV was 4.61%, only a 12% difference.

            The specific characteristics described above (the relative figures and percentages in terms of performance, asset allocation and risk profile) do not constitute fixed aspects of Target Fund and Acquiring Fund's investment strategies.  Rather, they reflect the fact that the Funds' similar investment strategies have led them to make similar investments up until their respective Comparison Dates, without regard to the proposed Transaction.

            Given the similarity of the Funds, at least 33 1/3% of Target Fund's portfolio assets will not be required to be sold in order to comply with Acquiring Fund's investment objectives, strategies, policies, risks and restrictions, and the Target Fund will not have realigned its portfolio prior to the Transaction in order for this to be true.  Acquiring Fund will invest all assets acquired from Target Fund in a manner consistent with the Funds' shared investment strategies as described above and reflected by the aforementioned portfolio data.

Based on the foregoing representations and assumptions and our review of the documents and items referred to above, we are of the opinion that, subject to the final two paragraphs hereof, for U.S. federal income tax purposes:

The Transaction will constitute a reorganization within the meaning of Section 368(a) of the Code, and Acquiring Fund and Target Fund each will be a “party to a reorganization” within the meaning of Section 368(b) of the Code;

Under Section 1032 of the Code, no gain or loss will be recognized by Acquiring Fund upon the receipt of the assets of Target Fund in exchange for Acquiring Fund Shares and the assumption by Acquiring Fund of the liabilities of Target Fund;

Under Section 362(b) of the Code, the basis in the hands of Acquiring Fund of the assets of Target Fund transferred to Acquiring Fund in the Transaction will be the same as the basis of such assets in the hands of Target Fund immediately prior to the transfer;

Under Section 1223(2) of the Code, the holding periods of the assets of Target Fund in the hands of Acquiring Fund will include the periods during which such assets were held by Target Fund;

Under Section 361 of the Code, no gain or loss will be recognized by Target Fund upon the transfer of Target Fund's assets to Acquiring Fund in exchange for Acquiring Fund Shares and the assumption by Acquiring Fund of the liabilities of Target Fund, or upon the distribution of Acquiring Fund Shares by Target Fund to its shareholders in liquidation;

Under Section 354 of the Code, no gain or loss will be recognized by Target Fund shareholders upon the exchange of their Target Fund shares for Acquiring Fund Shares;

Under Section 358 of the Code, the aggregate basis of Acquiring Fund Shares a Target Fund shareholder receives in connection with the Transaction will be the same as the aggregate basis of his or her Target Fund shares exchanged therefor;

Under Section 1223(1) of the Code, a Target Fund shareholder's holding period for his or her Acquiring Fund Shares will be determined by including the period for which he or she held the Target Fund shares exchanged therefor, provided that he or she held such Target Fund shares as capital assets; and

Acquiring Fund will succeed to and take into account the items of Target Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the Regulations thereunder.

            We express no view with respect to the effect of the reorganization on any transferred asset as to which any unrealized gain or loss is required to be recognized under federal income tax principles (i) at the end of a taxable year or (ii) on the termination or transfer thereof without reference to whether such a termination or transfer would otherwise be a taxable transaction.

            In connection with this opinion, we call your attention to Revenue Ruling 87-76, 1987-2 C.B. 84, published by the Internal Revenue Service (the “IRS”).  In that ruling, the IRS held that the so-called “continuity of business enterprise” requirement necessary for tax-free reorganization treatment was not met in the case of an acquisition of an investment company which invested in corporate stocks and bonds by an investment company which invested in municipal bonds.  Specifically, the IRS based its ruling on its conclusion that the business of investing in corporate stocks and bonds is not the same line of business as investing in municipal bonds.  We believe that the IRS’s conclusion in this ruling has always been questionable.  In addition, a series of private letter rulings issued in July of 2005 suggest that the IRS’s position on this issue is evolving: the IRS relied upon historic business representations to conclude that the reorganization satisfied the continuity of business enterprise requirement.  However, even if the IRS’s 1987 revenue ruling were a correct statement of law, the facts of the Transaction would be distinguishable from those in the ruling.

            We believe that Acquiring Fund and Target Fund are both engaged in the same line of business: each is an open-end management investment company that seeks long-term capital growth through investing in equity securities of large U.S. companies trading at a discount to what the manager believes to be their value.  The funds’ portfolios are similar in terms of asset allocation, market capitalization, sector diversification, regional exposure, and risk profile.  After the Transaction, Acquiring Fund will continue that line of business for the benefit of the stockholders of both Target and Acquiring Funds.  While Acquiring Fund will dispose of securities formerly held by Target Fund, these dispositions will be fully consistent with the shared historic investment policies of both Funds and all proceeds generated by such dispositions will be reinvested in a manner fully consistent with such policies.  In these circumstances, we are of the opinion that Acquiring Fund will have continued the historic business of Target Fund for the benefit of, among others, the historic stockholders of Target Fund, and that the continuity of business enterprise doctrine should, as a result, be fulfilled.  However, because Revenue Ruling 87-76 is the only ruling on which taxpayers can rely (i.e., the only ruling that is not a private letter ruling) dealing specifically with the application of the “continuity of business enterprise” requirement to a reorganization involving investment companies, our opinion cannot be free from doubt.  No ruling has been or will be obtained from the IRS as to the subject matter of this opinion and there can be no assurance that the IRS or a court of law will concur with the opinion set forth above.

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Our opinion is based on the Internal Revenue Code of 1986, as amended, Treasury Regulations, Internal Revenue Service rulings, judicial decisions, and other applicable authority, all as in effect on the date of this opinion.  The legal authorities on which this opinion is based may be changed at any time.  Any such changes may be retroactively applied and could modify the opinions expressed above.

Very truly yours,

Ropes & Gray LLP